

15026156

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8- 52838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/14_ AND ENDING _12/31/14_

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6700 Arlington Blvd.

(No. and Street)

Falls Church	Virginia	22042-2105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James   703-533-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba S.

(Name – if individual, state last, first, middle name)

7005 Good Luck Road	New Carrollton	Maryland	20784-3621
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott S. James_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Scott James Group, Inc._____ , as
of __December 31_____ , 20 _14_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2014

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7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors

SCOTT JAMES GROUP, INC.

I have audited the statement of financial condition of Scott James Group, Inc., as of December 31, 2014 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board Pursuant to SEA Rule 17a-5(g). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Scott James Group, Inc. as of December 31, 2014, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with the standards of the Public Company Accounting Oversight Board Pursuant to SEA Rule 17a-5(g).

Tamba S. Mayah, CPA
New Carrollton, Maryland
February 28, 2015

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TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2014

ASSETS

	Allowable	Non-Allowable	Total
Cash	21670.		
Fixed Income	89911		
Deposits at Clearing Organizations	37988		
Other Assets		5965	
TOTAL ASSETS	149569	5965	155,534

LIABILITIES & STOCKHOLDER'S EQUITY
LIABILITIES

	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	74,559	0	74,559
Long – Term Debt	0	0	0
TOTAL LIABILITIES	74,559	0	74,559

STOCKHOLDER'S EQUITY
CAPITAL CONTRIBUTED

Common stock, par value $1, authorized 500 shares,

1 share issued and outstanding	1
Additional Paid-In Capital	254,249
Total Capital Contributed	254,250
ACCUMULATED DEFICIT	-
TOTAL STOCKHOLDER'S EQUITY	173,275
	80,975
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	155,534

See Notes to Financial Statements

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TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Operations
For The Year Ended December 31, 2014

REVENUE

Commissions and fees	153,008
Gains or losses on firm securities investment accounts	-721
Fees for account supervision, investment advisory and administrative services	0
Other revenue	8,499
Total Revenue	160,787

EXPENSES

Employee compensation and benefit	146,240
Commissions	31,772
Finance charges	3,958
Regulatory fees and expenses	15,099
Other expenses	14,781
Total Expenses	211,849

NET INCOME	-$51,062

See Notes to Financial Statements

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2013	1	$1	$175,664	$122,212	$76,540
Net Income				-$51,062	-$51,082
Additions			$55,498		$55,498
Deductions					
Balance, December 31, 2014	1	$1	$231,161	- 173,275	$80,975

See Notes to Financial Statements

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7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014
Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	(51,062)
Decrease In Accounts Payable	13,697
Net Cash Provided by Operating Activities	(37,365)

CASH FLOWS FROM INVESTING ACTIVITIES

Capital Contributions	55,498
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	55,498

CASH FLOWS FROM FINANCING ACTIVITIES	0

NET INCREASE IN CASH	18,132
CASH, BEGINNING OF YEAR	137,402
CASH, END OF YEAR	155,534

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(1) <u>Nature of business and significant accounting policies</u>

Nature of business – The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds, and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D.C. metropolitan area.

A Summary of the Company's significant accounting policies follows:

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities – Investment securities valued using level 2 inputs that are based one or more quoted prices in markets that are not active. Changes in this fair value are recognized currently as unrealized gains or losses and Included in the statement of operations under the caption "Gains on investments".

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Income recognition - Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income taxes – The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair value measurement and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily valuable active quote prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(1)   <u>**Nature of business and significant accounting policies (continued)**</u>

Fair value measurement and hierarchy (continued)

observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would us in pricing the asset or liability developed base on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

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TAMBA S. MAYAH, CPA

- **Level 1** – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- **Level 2** – Valuations based on one or more quoted prices in markets that are active or for which all significant inputs are observable, either directly or indirectly.

- **Level 3** – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3

Subsequent events policy – Subsequent events have been evaluated through February 28, 2015 which is the date the financial statements were issued.

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(2)   Investment Securities

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2013 are as follows:

	Fair Market	Cost	Unrealized Gains	Losses
Fixed income securities	$ 89,911	$78,307	$11,604	
Total investment securities	$ 89,911	$78,307	$11,604	

The fair market values of the marketable securities are measured using quoted prices in active markets. Gains on investments are reflected on the Statement of Operations to include realized and unrealized gains for the year ending December 31, 2014 as follows:

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	(Level 2)
Net realized gains	$ 0
Net unrealized gains	11,604
Total realized and unrealized gains	$11,604

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Related party transactions

The Company shares office facilities and personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by an LLC, which is owned 100% by the president of the Company. As part the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to the LLC.

The accounts payable balance at December 31, 2014 reflects $74,559 of commissions owed to the president of the Company.

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2014, the Company had net capital and net capital requirements of $71,659 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.0405 to 1 at December 31, 2014.

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

(6)   <u>**Financial Instruments**</u>

Off-balance-sheet credit risk – In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(7)   <u>**Deposit with clearing organization**</u>

The Company clears securities transactions with one organization, Pershing, LLC. The Company had $25,000 on deposit with the organization on December 31, 2014.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

SCOTT JAMES GROUP, INC.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Scott James Group, Inc. for the year ended December 31, 2014 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in material respects in relation to the basic financial statements taken as a whole.

Tamba S. Mayah, CPA
New Carrollton, MD
February 28, 2015

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL
NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2014

	Schedule I
Total ownership equity from Statement of Financial Condition	80,975
Additions:	
Other	0
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	5,965
Net capital before haircut on securities positions	75,010
Haircuts on securities:	
Trading and investment secutities	3,351
Net Capital	$71,659
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total AI Liabilities from Statement of Financial Condition	74,559
Total aggregate indebtedness	74,559
Percentage of aggregate indebtedness to net capital	104.05%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	21,659

(1) Operates under (k)(2)ii exemption.

See Auditor's Report on Additional Information

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2014

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5
$71,659

    Audit adjustments:
        No adjustments

Net capital as reported on Schedule I
$71,659

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5
$71,659

    Audit adjustments:
        No adjustments

Total aggregate indebtedness as Reported on Schedule I
$71,659

See Auditors' Report on Additional Information

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7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2014

Schedule III

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Accounting for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

See Auditors' Report on Additional Information

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL

December 31, 2014

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

INDEPENDANT AUDITOR' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

SCOTT JAMES GROUP, INC.

In planning and performing our audit of the financial statements of Scott James Group, Inc. for the year ended December 31, 2014, I considered the Company's internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Scott James Group, Inc., that I have considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to n the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Board of Directors
Scott James Group, Inc.
Page 2

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an option on the system of internal accounting control of Scott James Group, Inc. taken as a financial reporting that I consider to be significant deficiencies.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. I consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed but the Company. My study and evaluation disclosed no facts that came to my attention to cause us to believe the Company was not in compliance with the exemptive provision Rule 15c3-3.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tamba S. Mayah, CPA
New Carrollton, Maryland
February 28, 2015

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TAMBA S. MAYAH, CPA

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Scott James Group, Inc
6700 Arlington Boulevard
Falls Church, VA 22042

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014. which were agreed to by the Scott James Group, Inc., the Securities and Exchange Commission, and the Financial Industry Regulatory Authority Inc., solely to assist you and the other specified parties in evaluating Scott James Group. Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scott James Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7T for the period January 1, 2014 through December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tamba S. Mayah
New Carrollton, Maryland
February 28, 2015

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

SCHEDULE OF PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

For The Period January 1, 2014 to December 31, 2014

Date Paid	Assessment	Overpayment Applied	Overpayment Carried Forward	Total Paid
7/16/14	$133.00	$None	$None	$133.00
1/20/15	$150.80	$None	$None	$150.80

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name of Member, address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
1*1*************2*************3-DIGIT 220
052838   FINRA   DEC
SCOTT JAMES GROUP INC
6700 ARLINGTON BLVD
FALLS CHURCH VA 22042-2105
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott James 703-533-2500

2. A. General Assessment (item 2e from page 2) .... $ *283 80*

B. Less payment made with SIPC-6 filed (exclude interest) (*133*)

7-16-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) *150 80*

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ *150 80*

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total must be same as F above $ *150 80*

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scott James Group In
(Name of Corporation, Partnership or other organization)

Scott X...
(Authorized Signature)

President, CCO
(Title)

Dated the *20th* day of *January* 20 *15*

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years. the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dated:
Calculations _____ Reviewed _____
Exceptions:
Disposition of exceptions:
Documentation _____
Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 160,786

Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities   0

(7) Net loss from securities in investment accounts.   721

Total additions   161,507

Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   13,020

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   34,968

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   47,988

SIPC Net Operating Revenues $ 113,519

2. General Assessment @ .0025 $ 283 80
(to page 1, line 2.A.)

2

SCOTT JAMES GROUP, INC.
6700 Arlington Boulevard
Falls Church, VA 22042
February 28, 2015

Tamba S. Mayah, CPA
MAYAH & ASSOCIATES, CPAs
7005 Good Luck Road
New Carrollton, MD 20784

Dear Mr. Mayah:

<u>Subject: Letter of Representation</u>

In connection with your application of agreed-upon procedures with regard to Scott James Group, Inc.'s compliance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, the Schedule of Assessment and payments [Transitional Assessment Reconciliation (Form SIPC-7T)], the Securities Investor Protection Corporation, SIPC, and the Financial Industry Regulatory Authority, Inc., for the year ended December 31, 2014, for the purpose of determining that Scott James Group, Inc. is in full compliance with regulations of the agencies stated above, we confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

<u>One</u>
We are responsible for our compliance with these regulations and for the fair presentation in the financial statements and the records of Scott James Group, Inc. of all the rules and requirements as stated in these regulations.

Two
We have made available to you all:

Financial records and related data;

Minutes of the meeting of directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

Three
There have been no;

Irregularities involving management or employees who have significant roles in the internal control structure;

Irregularities involving other employees that could have a material effect on the financial statements;

Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements, records, and transactions.

Four
Adequate collateral has been maintained during the year being audited, regarding securities that traded on margin.

Five
The contractual agreement with the securities custodian was not violated in any form or manner.

Six
The minimum capital requirement for reporting of Broker/Dealer was maintained as prescribed by law.

Seven

No funds belonging to Scott James Group, Inc., were converted to personal use, or for the use of businesses affiliated or associated with the Corporation.

Eight

There are no:

Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

Other material liabilities or contingencies that are required to be accrued or disclosed.

Nine

There are no unasserted claims or assessments that our lawyers have advised us are probable of assertion and must be disclosed.

Ten

There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

Eleven

We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

Twelve

No events have occurred subsequent to the balance sheet date that would require adjustments to or disclosure in the financial statements.

Scott S. James
SCOTT JAMES GROUP, INC.
February 28, 2015



Scott James Group, Inc.
For Your Financial Planning & Investment Needs™

6700 Arlington Boulevard · Falls Church · Virginia · 22042
Tel: 703-533-2500 · USA 1-800-846-9350 · Fax: 703-533-8044
E-Mail: scottj@scottjamesgroup.com · stockjames@aol.com

*Where Meeting
Your Goals Is
Our Goal* ®

Scott James Group, Inc. Exemption Report

Scott James Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Scott James Group, Inc.

I, Scott S. James, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: President, CCO
4/7/15

TAMBA S. MAYAH, CPA

I have reviewed the checks received and forwarded records of Scott James Group, Inc. for the fiscal year ending December 31, 2014 and found all checks were forwarded to the clearing firm by noon of the following business day after receipt. I did not find that there were any securities received for the year then ended, December 31, 2014.

Based on the records reviewed, in my opinion, Scott James Group, Inc., met the Identified Exemption Provisions in 17C.F.R. §240.15c3-3(k) throughout the fiscal year then ended, December 31, 2014, without exemption.

The Accountant does not work for Scott James Group, Inc., or any of its affiliate Companies. Does the Accountant cannot assume responsibility for any other acts of the Company other than a review of the Company's check forwarding process, and for the year then ending December 31, 2014.

Tamba S. Mayah, CPA
New Carrollton, MD
February 28, 2015